EXHIBIT 4.5

AMENDMENT TO THE

POPULAR, INC. 2004 OMNIBUS INCENTIVE PLAN

WHEREAS, Popular, Inc. (“Company”) maintains the 2004 Omnibus Incentive Plan, initially effective as of April 30, 2004, as amended from time to time (“Plan”);

WHEREAS, pursuant and subject to Article XI of the Plan, the Compensation and Benefits Committee of the Board of Directors (the “Board”) of the Company is authorized to amend the Plan.

NOW THEREFORE, in accordance with the provisions of Article XI, the Plan is hereby amended, effective as of the date such amendments are approved by the Company’s shareholders, in the following respects:

1.	Clause (ii) of the definition of “Change of Control” in Section 2.1 is amended in its entirety to read as follows:

(ii) (A) consummation of any consolidation or merger of the Corporation in which the Corporation is not the surviving corporation (other than a merger of the Corporation in which the holders of Common Stock immediately prior to the merger have the same or substantially the same proportionate ownership of the surviving corporation immediately after the merger), or (B) approval by the shareholders of the Company of any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Corporation to an entity which is not a wholly-owned subsidiary of the Corporation.

2.	The definition of “Dividend Equivalents” in Section 2.1 is amended in its entirety to read as follows:

Dividend Equivalents. “Dividend Equivalents” means an amount equal to the regular cash dividends paid by the Corporation upon one share of Common Stock in connection with the grant of Restricted Units, and/or Performance Shares awarded to a Participant in accordance with Article VIII of the Plan. In no event shall Dividend Equivalents be granted in connection with Options and/or SARs.

3.	Section 2.1 is amended to add the following definition of “Good Reason” following the definition of “Fair Market Value”.

“Good Reason” means, unless otherwise provided in an Award agreement or employment agreement, and in the absence of written consent of a Participant, there is: (i) a material reduction in the Grantee’s highest base salary in effect at any time within 12 months preceding the Change of Control; or (ii) a material diminution in the Grantee’s position, authority, duties or responsibilities as in effect immediately prior to the Change of Control; (iii) a transfer of the Participant’s primary work site to a new primary work site that is more than 50 miles from the Participant’s primary work site. If a Participant does not give the Corporation or its successor (A) written notice of termination Notice within ninety (90) days after the Participant has knowledge that an event constituting Good Reason has occurred and (B) thirty (30) days to cure the first event constituting Good Reason, the event will no longer constitute Good Reason.

4.	The Plan is amended to add a new Section 4.7 to read as follows:

4.7 Clawback/Recoupment. Awards under this Plan may be subject to recoupment or clawback as may be required by applicable law, or the Company’s recoupment, or “clawback” policy as it may be amended from time to time.

5.	Section 5.1(a) is amended in its entirety to read as follows:

(a) Shares Available for Awards: Subject to the provisions of Section 5.4, the number of shares of Common Stock issuable under the Plan for Awards shall be 3,500,000. The maximum aggregate number of shares of Common Stock that may be issued under the Plan for ISOs is 3,500,000 and the maximum number of shares of Common Stock that may be issued under the plan for Options and/or SARs during any calendar year to a Participant shall not exceed 500,000.

6.	Section 5.3 is amended in its entirety to read as follows:

Cancelled, Terminated, or Forfeited Awards. Except as otherwise provided in the following sentence, should an Award under this Plan for any reason expire without having been exercised, be cancelled, repurchased by the Corporation, terminated or forfeited or otherwise settled without the issuance of any Common Stock (including shares issued in connection with a Restricted Stock Award that is subsequently forfeited), any such shares of Common Stock subject to such Award shall again be available for grants of Awards under the Plan. Notwithstanding the foregoing, any shares of Common Stock tendered to exercise outstanding Options and any shares of Common Stock tendered or withheld for taxes on Awards shall not be available again for grants of Awards under the Plan.

7.	The last sentence of Section 6.1 is amended in its entirety to read as follows:

“Options may be granted in tandem with SARs (as described in more detail in Article VII).”

8.	The second sentence of Section 6.2 is amended in its entirety to read as follows:

“Except as a result of any Adjustment Event, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option (or the reference price of a SAR) nor to grant any new Options, SARs or other Awards in substitution for or upon the cancellation of, or repurchase for cash or other consideration for, any Options or SARs previously granted which shall have the effect of reducing the exercise price of any outstanding Option (or the reference price of any SAR).

9.	The first sentence of Section 6.5 is amended in its entirety to read as follows:

“Notwithstanding anything in the Plan to the contrary, no Option that is intended to be an ISO or a QSO may be granted after the tenth anniversary of the effective date of this Amendment.

10.	The second sentence of Section 7.1 is amended in its entirety to read as follows:

“SARs may be granted in tandem with an Option, on a freestanding basis, not related to any other Award.”

11.	The first sentence of Section 8.2 is amended in its entirety to read as follows:

“The Committee, in its sole discretion, may make Awards to Participants of Dividend Equivalents in connection with the grant of Restricted Units and/or Performance Shares.”

12.	Article X of the Plan is amended and restated in its entirety to read as follows:

ARTICLE X

CHANGE OF CONTROL

10.1 Unless otherwise determined by the Committee (or unless otherwise set forth in an employment agreement or an Award Agreement), if a Participant’s employment is terminated by the Corporation or any successor entity thereto without Cause, or if the Participant terminates employment for Good Reason, in each case upon or within two years after a Change of Control, each Award granted to such Participant prior to such Change of Control shall become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable as of the date of such termination of employment, and any shares of Common Stock deliverable pursuant to Restricted Units shall be delivered promptly (but no later than 15 days) following such Participant’s termination of employment, provided that, as of the Change of Control date, any outstanding Performance Shares shall be deemed earned at the greater of the target level or actual performance level through the Change of Control date (or if no target level is specified, the maximum level) with respect to all open performance periods and such Performance Share shall be subject to time-based vesting through the end of the original Performance Cycle for each such Award, subject to accelerated vesting in accordance with the first sentence of this Section 10.1 and the other applicable terms of such Award.

10.2 In the event of a Change of Control, a Participant’s Award shall be treated, to the extent determined by the Committee to be applicable and to be permitted under Section 409A of the U.S. Code, in accordance with one of the following methods as determined by the Committee in its sole discretion: (i) cancel such awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Change of Control transaction to holders of the same number of shares of Common Stock subject to such Options or SARs over the aggregate exercise price of such Options or SARs, as the case may be; (ii) provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; or (iii) provide that for a period of at least 20 days prior to the Change of Control, any Options or SARs will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change of Control and if the Change of Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change of Control will terminate and be of no further force and effect as of the consummation of the Change of Control. For the avoidance of doubt, in the event of a Change of Control, the Committee may, in its sole discretion, terminate any Option or SAR for which the exercise price or reference price is equal to or exceeds the per share value of the consideration to be paid in the Change of Control transaction without payment of consideration therefor.